Exhibit 12.1

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for each of the periods indicated is as follows.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1) For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes plus fixed charges and “fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense representative of interest expense. Earnings were inadequate to cover the fixed charges by $783.3 million, $912.8 million, $295.4 million, $73.5 million, and $403.3 million, for the years ended December 31, 2016, 2015, 2014, 2013, and 2012, respectively.